Issuer Free Writing Prospectus

Filed Pursuant to Rule 433(f)

Registration No. 333-146959

December 4, 2009

STRATEGIC STORAGE TRUST, INC.

On November 30, 2009, the Orange County Business Journal published an article after asking for and obtaining an interview with H. Michael Schwartz, President, CEO, and Chairman of the Board of Directors of Strategic Storage Trust, Inc. (the “Company”) and President of its sponsor, Strategic Capital Holdings, LLC (the “Sponsor”). The full text of the article is reproduced below.

The Orange County Business Journal is wholly unaffiliated with the Company, and neither the Company nor any of its affiliates has made any payment or given any consideration to the Orange County Business Journal in connection with the article or any other matter published by the publication concerning the Company or any of its affiliates. The article published by the Orange County Business Journal was not reviewed by the Company prior to its publication.

Corrections and Clarifications

We believe that the following information is appropriate to correct or clarify the information included in the article:

1.	The statement in the title of the article “Strategic Storage Trust Rolls Up 24 Properties, Rebrands” requires clarification in that the Company’s acquisition of 24 properties was not a “roll up” transaction. As stated in the prospectus, the Company acquired these properties at various times and through a variety of methods, including 11 properties acquired through mergers with two private REITs sponsored by its Sponsor.

2.	The statement “The company is a unit of Ladera Ranch-based Strategic Capital Holdings LLC” requires clarification in that, as stated in the prospectus, the Company is a REIT sponsored by Strategic Capital Holdings, LLC, not a separate unit of the Sponsor.

3.	The statement “As a non-traded fund, Strategic Storage hopes to eventually gain more recognition with a listing on a major exchange such as the New York Stock Exchange or Nasdaq within the next three to five years” requires clarifications. First, as stated in the prospectus, the Company is a non-traded REIT and not a fund. Further, as stated on the cover page of the prospectus, the Company “may not list [its] shares on a national exchange before the next five to seven years, if at all.” On page 13 of the prospectus, the Company states the following with respect to any future liquidity event:

“Subject to then existing market conditions and the sole discretion of our board of directors, we intend to achieve one or more of the following liquidity events within five to seven years after completion of this offering:

•	list our shares on a national stock exchange or for quotation on a national market system;

•	merge, reorganize or otherwise transfer our company or its assets to another entity that has listed securities;

•	commence selling our properties and liquidate our company; or

•	otherwise create a liquidity event for our stockholders.

However, we cannot assure you that we will achieve one or more of the above-described liquidity events within the time frame contemplated or at all. This time frame represents our best faith estimate of the time necessary to build a portfolio sufficient enough to effectuate one of the liquidity events listed above. Our board of directors has the sole discretion to continue operations beyond seven years after the completion of the offering if it deems such continuation to be in the best interests of our stockholders.”

4.	The statement “In its second-quarter earnings report—the most recent available—Strategic Storage listed its assets at $192 million, up from nearly $20 million a year earlier” requires clarification, as the $192 million figure is from the Company’s third quarter earnings report, which is the most recent available.

5.	The statement “We’d like to see this grow into a billion dollar venture” is purely the opinion of Mr. Schwartz. As stated on the cover page of the prospectus, the Company may sell up to $1.095 billion worth of shares in the offering, which consists of $1 billion available for sale to the public in the primary offering and $95 million pursuant to the Company’s distribution reinvestment plan. Also, as stated on the cover page, the Company “will offer these shares until March 17, 2011, which is three years after the effective date of this offering,” the offering is a “blind pool” and “some or all of [the] shares may not be sold.”

6.	The statement “The Company’s second-quarter sales of $1.7 million were up from $21,000 in the previous year, but it registered a much larger loss of $1.8 million, widened from a loss of $359,000, due mostly to acquisition costs” is inaccurate and requires clarification. The statement should instead read “The Company’s third-quarter revenues of $1.7 million were up from $21,000 in the same quarter of the previous year, but it registered a much larger loss of $1.8 million, widened from a loss of $359,000, due mostly to acquisition costs.” With respect to the acquisition expenses, the Company’s Form 10-Q for the quarter ended September 30, 2009 states the following:

“In accordance with GAAP, as of January 1, 2009, acquisition related transaction costs are required to be expensed as incurred compared to the prior practice of capitalizing such costs and amortizing them over the estimated useful lives of the assets acquired. Such costs totaled approximately $1,175,000 and $2,722,000 for the three months and nine months ended September 30, 2009, respectively. These costs have been and will continue to be funded with cash proceeds from our Primary Offering.”

7.	The statements “Investors are expecting returns in the neighborhood of 10% a year” and “With good loans for its deals, the added leverage could make for 14% returns, Schwartz said” are not direct quotes of Mr. Schwartz and require further explanation. Mr. Schwartz was referring to the expected rate of return that the Company seeks when evaluating properties for potential future acquisitions, and not the expected rate of return for investors. The Company makes no representations about current returns or future expected returns to its stockholders.

8.	The statement “Ideally, the Company wants to use loans for a quarter of its purchases, but it has been impeded with high interest rates and fees, according to Schwartz” requires clarification. As stated in the prospectus, “[the Company’s] charter limits [its] borrowing to 300% of [its] net assets (equivalent to 75% of the cost of [its] assets) unless any excess borrowing is approved by a majority of [its] independent directors and is disclosed to [its] stockholders in [its] next quarterly report,” and the Company “intend[s] to use low leverage (less than 50%) to make [its] investments during this offering.”

9.	The statement “Strategic Storage counts 130 employees, 25 of whom are in its Ladera Ranch headquarters. Five are in its Dallas office, and the rest are spread across its storage properties” requires clarification. The number of employees is 116, which includes 29 at the corporate headquarters in Ladera Ranch, California. Further, employees listed are employees of Strategic Storage Holdings, LLC and its affiliates and are not employees of Strategic Storage Trust, Inc.

The full text of the Orange County Business Journal article is as follows:

Strategic Storage Trust Rolls Up 24 Properties, Rebrands

By DAN BEIGHLEY

11/30/2009

Ladera Ranch-based Strategic Storage Trust Inc. is snapping up self-storage businesses with the nearly $100 million that it has raised from investors.

So far, the two-year-old real estate investment trust has bought 24 properties in 13 states totaling 2.2 million square feet of self-storage space, including Baffin Bay Self Storage in Lake Forest, which has more than 250,000 square feet.

The Company also recently unveiled a brand for its properties: SmartStop Self Storage, which all of its properties will soon be known as.

The Company is a unit of Ladera Ranch-based Strategic Capital Holdings LLC, which manages more than 5.7 million square feet of commercial properties, including 4.1 million square feet of self-storage space, with a combined value of more than $622 million.

As a non-traded fund, Strategic Storage hopes to eventually gain more recognition with a listing on a major exchange such as the New York Stock Exchange or Nasdaq within the next three to five years, said Chairman and Chief Executive Michael Schwartz.

Buying Binge

The Company’s been growing thanks to lower real estate prices compared to a couple years ago.

In its second-quarter earnings report—the most recent available—Strategic Storage listed its assets at $192 million, up from nearly $20 million a year earlier. The increase was due to acquisitions.

“We’d like to see this grow into a billion dollar venture,” said Schwartz.

In September, it acquired sites in Montgomery, Ala., and Phoenix for $5.8 million.

The Company’s second-quarter sales of $1.7 million were up from $21,000 in the previous year, but it registered a much larger loss of $1.8 million, widened from a loss of $359,000, due mostly to acquisition costs.

Schwartz isn’t too concerned about the loss because of the support the Company has from investors.

During the past 20 months, Strategic Storage networked with financial advisers across to country to tap 3,800 individual investors, who each placed an average of $30,000 with it to fund the acquisitions.

“We’re still going,” Schwartz said.

According to the company’s Web site, its investors should have a net worth of at least $250,000, excluding home, furniture and cars, or make at least $70,000 a year with a net worth of at least $70,000.

Investors are expecting returns in the neighborhood of 10% a year, he said.

With good loans for its deals, the added leverage could make for 14% returns, Schwartz said.

Being a real estate investment trust allows it to take tax breaks in exchange for paying out 90% of its income to investors, who in turn are taxed individually.

The investors have helped cover a shortfall from the lack of available loans.

Ideally, the company wants to use loans for a quarter of its purchases, but it has been impeded with high interest rates and fees, according to Schwartz.

“We’re just not getting the type of quotes that would provide good upside,” he said.

Strategic Storage is not alone in finding the tight credit market difficult. But its cash reserves from investors make it competitive on certain deals, Schwartz said.

“Cash deals get done easier,” he said. “With the lending depression, not many have been growing.”

Competition

Competition for deals include national operators Glendale-based Public Storage, which had a recent market value of about $14 billion, and Reno’s Amerco, better known as U-Haul, with a recent market value of about $1 billion.

There is room for some competition in the $220 billion self storage industry, which still is growing, according to the Alexandria, Va.-based Self Storage Association. The market is estimated to include nearly 52,000 sites and 2.2 billion square feet.

About three quarters of self-storage customers are home owners or renters who need extra storage space. Some 20% of units are rented by businesses and the rest is split between students and military personnel, according to the company.

The busiest time of the year usually is April through September, when most people move.

Strategic Storage counts 130 employees, 25 of whom are in its Ladera Ranch headquarters. Five are in its Dallas office, and the rest are spread across its storage properties.

Before starting Strategic Storage, Schwartz was a managing director for Santa Ana-based Triple Net Properties LLC, now known as Grubb & Ellis Co.

In 2004, he took control of Napa-based U.S. Commercial LLC before it was renamed Strategic Capital Holdings and moved to Ladera Ranch.

Statements in this free writing prospectus, including intentions, beliefs, expectations or projections are forward-looking statements within the meaning of Section 27A of the Securities Act of

1933, as amended. Such statements are based on current expectations and assumptions with respect to, among other things, future economic, competitive and market conditions and future business decisions that may prove incorrect or inaccurate. Important factors that could cause actual results to differ materially from those in the forward looking statements include the risks associated with property acquisitions and other risks described in the “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” sections of Strategic Storage Trust, Inc.’s Registration Statement on Form S-11 and its other filings with the Securities and Exchange Commission.

Strategic Storage Trust, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Strategic Storage Trust, Inc. has filed with the SEC for more complete information about it and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Strategic Storage Trust, Inc., the dealer manager or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (866) 606-5901.